Exhibit 99.5

PRESS RELEASE

TEMBEC REPORTS FINANCIAL RESULTS
FOR ITS SECOND QUARTER ENDED MARCH 26, 2011

Montreal, Quebec, April 27, 2011: Consolidated sales for the three-month period ended March 26, 2011, were $452 million, as compared to $476 million in the comparable period of the prior year. The Company generated net earnings of $7 million or $0.07 per share in the March 2011 quarter compared to nil net earnings in the March 2010 quarter. Operating earnings before depreciation, amortization and other specific or non-recurring items (EBITDA) was $33 million for the three-month period ended March 26, 2011, as compared to EBITDA of $32 million a year ago and EBITDA of $11 million in the prior quarter.

Business Segment Results

The Forest Products segment generated negative EBITDA of $9 million on sales of $124 million. This compares to negative EBITDA of $11 million on sales of $113 million in the prior quarter. Demand for SPF lumber remained relatively weak with shipments equal to 57% of capacity, as compared to 54% in the prior quarter. US $ reference prices for random lumber increased by approximately US $30 per mbf on average while stud lumber increased by US $31 per mbf. Currency partially offset the US $ price increase as the Canadian dollar averaged US $1.014, a 2.8% increase from US $0.986 in the prior quarter. As well, the product mix was not as favourable as in the prior quarter. The net price effect was an increase in EBITDA of $3 million or $13 per mbf. Mill level costs were relatively unchanged. During the March quarter, the Company incurred $4 million of lumber export taxes, up from $3 million in the prior quarter. Lumber export taxes are payable based on the 2006 Softwood Lumber Agreement (SLA) between Canada and the United States. Applicable export tax rates may vary based upon selling prices. During the March quarter, the Company incurred a tax of 15% on both Western and Eastern lumber shipments.

The Dissolving and Chemical Pulp segment generated EBITDA of $44 million on sales of $177 million for the quarter ended March 26, 2011, compared to EBITDA of $19 million on sales of $148 million in the prior quarter. Sales increased by $29 million as a result of increased shipments and higher dissolving pulp prices. During the most recent quarter, pulp shipments were equal to 93% of capacity, as compared to 79% in the prior quarter. US $ reference prices for chemical pulp increased over the prior quarter. However, when combined with the stronger Canadian dollar, the net effect was a decrease of $15 per tonne, reducing EBITDA by $1 million. Dissolving pulp prices increased by $149 per tonne, increasing EBITDA by $10 million. A significant portion of the Company’s specialty dissolving pulp contracts provide for price renegotiation at the beginning of the calendar year and favourable market conditions led to an increase in contract selling prices. Mill level costs at the Tartas, France dissolving pulp mill decreased by $11 million as the prior quarter had seen higher costs due to the planned annual maintenance shutdown combined with reduced productivity associated with an equipment failure that occurred after the shutdown. The equipment was repaired in late December and the mill subsequently returned to normal production levels. Inventories were at 19 days of supply at the end of March 2011, as compared to 20 days at the end of December 2010.

The High-Yield Pulp segment generated EBITDA of $1 million on sales of $102 million for the quarter ended March 26, 2011, compared to EBITDA of $7 million on sales of $107 million in the prior quarter. Sales decreased by $5 million as a result of lower selling prices. During the most recent quarter, shipments were equal to 89% of capacity, as compared to 90% in the prior quarter. US $ reference prices decreased over the prior quarter. Combined with the negative currency impact, prices declined by $22 per tonne, reducing EBITDA by $4 million. Costs increased by $2 million. Inventories were at 29 days of supply at the end of March 2011, as compared to 27 days at the end of December 2010.

The Paper segment generated EBITDA of $9 million on sales of $83 million. This compares to EBITDA of $4 million on sales of $87 million in the prior quarter. Lower shipments of coated bleached board and newsprint led to the decline in sales. Coated bleached board shipments were equal to 85% of capacity compared to 91% in the prior quarter. The decrease was primarily due to timing of shipments as demand remained strong. During the most recent quarter, newsprint shipments were equal to 69% of capacity, unchanged from the prior quarter. As a result of the continued weak demand for newsprint, the Company continued with production curtailments. The US $ reference price for coated bleached board and newsprint were unchanged from the prior quarter. After allowing for the currency impact, the net effect was a reduction of $1 million in EBITDA. Mill level costs declined by $5 million, primarily as a result of lower energy costs at the Kapuskasing, Ontario, newsprint mill. The operation benefited from lower electricity rates as new industrial user rates were introduced in Ontario at the beginning of the calendar year.

Outlook

As anticipated, the March 2011 quarterly results were a significant improvement over the prior quarter. The relative strength of the Canadian dollar versus the US dollar, which averaged above US $1.01, was the only significant negative item. The $25 million EBITDA increase in the Dissolving and Chemical Pulp segment was essentially as per forecast. With the major annual maintenance expenses completed in the prior quarter and anticipated favourable markets and prices, several strong quarters are expected. Forest Products benefited from higher US $ reference prices, but the seasonal improvement was not as strong as in prior years. As well, stud lumber prices and wider width grades continued to lag the 2x4 random lumber benchmark prices. Results for the segment will remain below acceptable levels until U.S. housing starts recover. The decline in High-Yield Pulp performance was predictable as this market is seeing more challenging conditions than softwood kraft pulp or eucalyptus pulp. A recent large capacity addition has impacted pricing, but it is expected to be absorbed into the market over the next few quarters. Once this occurs, the gap between high-yield pulp pricing and other paper pulps should narrow. The improvement in Paper segment results was largely cost driven. The Company had commented publicly in the past regarding the more competitive industrial electricity rates being implemented in the province of Ontario and the positive impact on the Kapuskasing, Ontario, newsprint operation. While coated bleached board markets are strong, conditions for newsprint will remain challenging. The corporate expenses included a charge of $6 million for share-based compensation, as the value of the Company’s common shares continued to appreciate during the quarter.

Tembec is a large, diversified and integrated forest products company which stands as the global leader in sustainable forest management practices. The Company’s principal operations are located in Canada and France. Tembec’s common shares are listed on the Toronto Stock Exchange under the symbol TMB and warrants under TMB.WT. The full quarterly report, including the interim Management Discussion and Analysis, the interim financial statements and the accompanying notes for the quarter ended March 26, 2011, can be obtained on Tembec’s website at www.tembec.com or on SEDAR at www.sedar.com.

This press release includes “forward-looking statements” within the meaning of securities laws. Such statements relate, without limitation, to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect” and “project”, the negative or variation thereof, and expressions of similar nature. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience, information available to it and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in the Company’s periodic filings with securities regulatory authorities. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The forward-looking statements contained herein reflect the Company’s expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities legislation.

Investor Contact:	Michel J. Dumas
Executive Vice President, Finance & CFO
Tel: 819 627-4268
E-mail: michel.dumas@tembec.com

Media Contact:	Tracy Dottori
Manager, Human Resources, Forest Products Group
Tel.: 819 627-4591
E-mail: tracy.dottori@tembec.com